Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated August 27, 2014

Fantex, Inc.

On August 21, 2014, a media publication, attached hereto as Annex A, was released by the WXIX-TV Fox 19 (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “Company sells stock in Bengals player” and states that “[a] company that sells stock in athletes was in Cincinnati Thursday to promote their offerings in the career of Cincinnati Bengal Mohamed Sanu.”  The Article also states that “Fantex is selling shares of Sanu, a wide receiver, for $10” and quotes Nathan Bachrach as asking “Am I gonna go buy a beer the next time I go to the Bengals, or am I going to take ten bucks and buy a share of Mohamed Sanu?”  The Article also refers to the “[m]ore than 164,000 shares are available for Sanu’s Initial Public Offering.” The Article also states that “Arian Foster of the Houston Texans, EJ Manuel of the Buffalo Bills and Vernon Davis of the San Francisco 49ers are also available for investment.” The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  The Article states that “[t]he stock is linked to Sanu’s future earnings that could come through contracts, endorsements or appearance fees.” The Article also states that Fantex was promoting its “offerings in the career of Cincinnati Bengal Mohamed Sanu.” The Company clarifies that under the terms of the Mohamed Sanu Brand Contract, the Company acquired a 10% interest in Mohamed Sanu’s brand income, as defined in the Mohamed Sanu Brand Contract.  A more detailed description of the Mohamed Sanu Brand Contract and the associated brand income is available in the Registration Statements.

•                  The Articles states that “Arian Foster of the Houston Texans, EJ Manuel of the Buffalo Bills and Vernon Davis of the San Francisco 49ers are also available for investment.”  The Company clarifies that it entered into a brand contract with Arian Foster, a professional athlete in the National Football League.  Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”).  On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the initial public offering of the Fantex Series Arian Foster Convertible Tracking Stock (the “Arian Foster Offering”).  Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Mohamed Sanu, the longevity of Mohamed Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated August 21, 2014

Company sells stock in Bengals player

By Kara Foxx | August 21, 2014 5:59 PM PDT

CINCINNATI (FOX19) - A company that sells stock in athletes was in Cincinnati Thursday to promote their offerings in the career of Cincinnati Bengal Mohamed Sanu.

Fantex is selling shares of Sanu, a wide receiver, for $10. The stock is linked to Sanu’s future earnings that could come through contracts, endorsements or appearance fees. Sanu would receive the cash up front as a part of the deal, according to Fantex.

More than 164,000 shares are available for Sanu’s Initial Public Offering.

The Fantex CEO said Thursday at a Cincinnati press conference that there has been a tremendous amount of support behind the program.

FOX19 NOW’s financial expert Nathan Bachrach touts the marketing efforts of Fantex, but cautions investors to spend their money wisely.

“Say I’ve got eight bucks. Am I gonna go buy a beer the next time I go to the Bengals, or am I going to take ten bucks and buy a share of Mohamed Sanu?,” says Bachrach. “My guess is you’ll get more impact from your eight dollar investment than from your ten.”

Sanu is the only Bengal to make a deal with Fantex. Arian Foster of the Houston Texans, EJ Manuel of the Buffalo Bills and Vernon Davis of the San Francisco 49ers are also available for investment.

Watch Sanu’s Fantex promotional video here.

Copyright 2014 WXIX. All rights reserved.

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